O’Melveny & Myers LLP 2801 North Harwood Street Suite 1600 Dallas, TX 75201-2692	T: +1 972 360 1900 F: +1 972 360 1901 omm.com	File Number: 0633831-00003

January 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Response dated December 20, 2024 File No. 000-56648

Dear Ms. Gallagher and Mr. Hiller:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated December 24, 2024 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year ended December 31, 2023

Principal Accountant Fees and Services, page 58

1.

We note that you provided the engagement letters regarding the M&K CPAS PLLC re-audit of the 2022 financial statements and the BF Borgers, CPA audit of the 2020 and 2021 financial statements, in response to prior comments one and two.

Please also provide the engagement letters for M&K CPAS PLLC audit of your 2023 financial statements, and the engagement letters covering all of the services provided by BF Borgers, CPA subsequent to the 2021 audit, up until their dismissal on February 10, 2024, as previously requested.

Please also provide us with a schedule that details all payments made to your current and former auditors comprising the fees that you report in the schedule to include the payee name, amount, date, and description of service, reconciled as necessary to the amount in Schedule 1 of your November 13, 2024 response.

Response: In response to the Staff’s comment, attached as Annex A is a copy of the M&K CPAS PLLC engagement letter dated April 18, 2024 in connection with the audit of the Company’s 2023 financial statements. The Company respectfully advises the Staff that the previously provided engagement letter with BF Borgers, CPA is the only engagement letter between the Company and BF Borgers CPA.

In addition, in response to the Staff’s comment regarding the payments made to the auditors, attached as Schedules 1-A and 1-B are detailed schedules reflecting the fees paid by the Company to M&K CPAS PLLC and BF Borgers, CPA, respectively.

Financial Statements, page F-1

2.	We note that you provided draft revisions for the 2024 second quarter interim report in response to prior comment three, to address an error in reporting cash flows from the sale of assets. Please further revise as necessary to label each column of numerical information that will be affected by this any additional error corrections as “Restated.” For example, such labeling should appear on the column for the “Six Months Ended June 30, 2024” in the statements of cash flows.

Response: In response to the Staff’s comment, please refer to the proposed amendment to the Quarterly Report on Form 10-Q for the second quarter of 2024 on page 11 as reflected on Schedule 2 attached to this letter.

Note 1 – Nature of Business, page F-6

3.

We understand from your response to prior comment 4 that you revalued the accounts in connection with the December 14, 2022 separation because the settlement of the Series A preferred shares did not involve the common shareholders of the former parent. You also express the view that the former parent had a controlling financial interest in the operations which changed as a result of the separation, although considering the rights conveyed to the Series A preferred shareholders, this does not appear to align with any change in the primary beneficiary.

We note that you did not address the guidance in FASB ASC 845-10-30-10, which states that the distribution of nonmonetary assets to owners of an entity in a plan that is in substance the rescission of a prior business combination shall be based on the recorded amount of the nonmonetary assets distributed. Instead, you indicate that you relied upon other guidance in the same paragraph regarding nonreciprocal transfers of nonmonetary assets other than spin-offs, indicating fair value should be assigned when the fair value is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

However, since the transaction involved the settlement of the Series A preferred shares, this would appear to be a reciprocal transaction rather than a nonreciprocal transaction, and considering (i) the inability of Meta Materials, Inc. to secure a sale of the assets during the period of its custodianship, (ii) your view of there being no recoverable value associated with the properties two weeks after the separation, and (iii) there being no basis in the third party valuation report for attributing value to 5,985,000 BOE of proved reserves on unevaluated properties, your circumstances do not appear to satisfy the criteria of the fair value guidance cited in your reply.

We continue to believe that the guidance referenced in the first sentence of the second paragraph above would preclude any write-up in the values in connection with the separation. You may also refer to analogous guidance in FASB ASC 845-10-30-13, requiring the split-off of a targeted business, where its shares are distributed on a pro rata basis to holders of the targeted stock, to be recorded at historical cost. Both yield a consistent view that should govern the accounting in your circumstances.

Please revise your 2022 financial presentations to eliminate the segregation of predecessor and successor activity and the step-up in basis.

Response:  In response to the Staff’s comment and in reference to the previous response provided by the Company in the response letter filed on November 13, 2024, the Company respectfully advises that it does not believe ASC 845-10-30-10 is applicable based on the substantial changes in the stockholders of Torchlight Energy Resources, Inc. (“Torchlight Energy”) at the time of the reverse merger transaction with Meta Materials, Inc. (“Meta Materials”) compared to those Series A Preferred stockholders who became common stockholders of the Company at the time of the spinoff. The Company believes the spinoff transaction is in line with a business combination in accordance with ASC 805-10-25. Therefore, due to the substantial change in the primary beneficiaries of the spinoff transaction compared to the reverse merger transaction, the Company believes the spinoff is not a recission of a prior business combination and its reliance on the criteria of the fair value guidance is reasonable. The Company also respectfully advises the Staff that the value recorded by the Company is not materially different from the value recorded by Meta Materials.

In support of its position that the spinoff transaction was not a rescission of a prior business combination, the Company respectfully advises that it was formed with a separate board of directors and management from that of Torchlight Energy and the holders of the shares of Series A Preferred Stock of Meta Materials that became common stockholders of the Company were distinct from the Meta Materials common stockholders and from the previous common stockholders of Torchlight Energy prior to the reverse merger as a result of an aggregate trading volume of 251,976,796[1] shares of Series A Preferred Stock traded on the over-the-counter (OTC) market. Although there are overlapping common stockholders of the Company with those who were stockholders of Torchlight Energy, the stockholders of Torchlight Energy at the time of the reverse merger are not identical to the common stockholders at the time of the consummation of the spinoff. Following the spinoff transaction, the common stockholders of Meta Materials no longer had a controlling financial interest or any type of control of the Company or its assets subsequent to the spinoff transaction.

It is the Company’s view that a recission typically involves selling off the acquired company's assets or distributing shares in order for the original owners and/or management of the acquired company to regain control, which, in effect, unwinds a prior business combination. The following tables reflects the change in 5% ownership, change in management and change in the board of directors from Torchlight to the Company:

	Common Stock Owned
	6/28/2021		12/14/2022

Total Shares Outstanding	145,051,666		165,472,241

5% or More Beneficial Owner -
Gregory McCabe	19,605,348	13.52%	12,826,492	7.75%

Will Stuart Entities	0		19,000,000	11.48%

Torchlight Officers -
John Brda
CEO (Terminated 6/28/2021)	2,318,322	1.60%	1,900,000

Roger Wurtele
CFO	10,000	0.01%	5,000	NM

Torchlight Directors - June 2021

[1] Historical trading information between October 7, 2021 and December 8, 2022 as reported on Barchart.com.

Robert Lance Cook	300,000	0.21%	101,000	0.06%
Michael Graves	745,000	0.51%	0
Alexander Zyngier	0	-%	0

Officers - December 2022
Clifton DuBose Jr	0		0
Joseph DeWoody	0		0
Lucas Hawkins	0		0
Delvina Oelkers	0		0

Directors - December 2022
Mia Pitts	0		0
Kristen Whitley	0		0

NM = Not meaningful.

As to any measurable assigned fair value, the Company believed at the time of the transaction that there was recoverable value, although the later impairment was a result of the new management’s assessment and characterization of existing circumstances that were not taken into account at the time of the spinoff transaction. See the Company’s response to comment 6 below, which is incorporated herein by reference.

Further, with respect to the Staff’s comment regarding the recorded value of the assets, the Company respectfully advises the Staff that, as a result of the spinoff, Meta Materials recognized a gain related to the transaction in accordance with ASC 810-10-40. Based on information available to the Company at the time of the spinoff as well as information reported by Meta Materials in its filings with the Commission, the Company notes that the basis of the oil and gas properties on the books of Meta Materials at the time of the spinoff transaction was approximately $75 million. By comparison, the Company recorded an initial value of the oil and gas properties of $77.4 million, which is substantially similar to the amount recorded on Meta Materials’ books.

Note 5 - Related Party Balances, page F-14

4.

We understand from your response to prior comment six that Mr. McCabe acquired the position of Meta Materials, Inc. as your creditor, holding a $21.6 million receivable under your 2021 Note and Loan Agreement and a lien on 25% of the Orogrande Prospect, in exchange for $1.2 million during 2023.

Please expand your disclosure to include those details, also to explain how acquiring the note by Mr. McCabe served to “consolidate the debt obligations of the Company,” and why this was at the time his motivation as indicated in your response. Please specify the total balance of all amounts payable to Mr. McCabe.

Response: In response to the Staff’s comment, the Company respectfully advises that Mr. McCabe paid $6 million and agreed to purchase an additional $6 million in Meta Materials stock at a 120% premium over the next several quarters. After a dispute over several matters, Mr. McCabe and Meta Materials agreed on a settlement of an additional $1.2 million payable by Mr. McCabe in lieu of the acquisition of the additional shares of common stock, for a total purchase price of $7.2 million for the purchase of the 2021 Note and Loan Agreement. It was the Company’s view that having all of the corporate debt owed to its Chairman, CEO, and largest shareholder was in the best interest of the Company and its stockholders. Prior to the transfer of the indebtedness, the Company had reason to believe that Meta Materials intended to sell the 2021 Note on the open market, which could have had a significant negative impact on the Company in light of the Company’s needs for flexibility in respect of the terms of the 2021 Note and Loan Agreement. Since assuming the 2021 Note and Loan Agreement, Mr. McCabe has extended the maturity date several times for the benefit of the Company’s working capital requirements.

Note 11 – Subsequent Events, page F-18

5.

We have considered the information provided in your response to prior comment 8, concerning your valuation of the four entities acquired earlier this year, clarifying in part that the concurrent sale of certain interests held by two of the entities were made to an unrelated party in a prearranged, simultaneous, and arms-length exchange.

We understand that even though there was a clear indication of value based on these contemporaneous cash sales of interests acquired, you opted to value the shares that were issued using a share valuation study which derived share value from the book value of your net assets about one year earlier.

We continue to believe that information from the contemporaneous sale of two of the four LLCs should be used as a basis for the initial valuation to comply with FASB ASC 805-50-30-2. Based on the information that you have provided, we do not see adequate rationale for the recognition of gain on the contemporaneous sale of interests.

Please submit the revisions that you propose to account for the acquisitions of the Wildcat entities and the subsequent sales of Wildcat Valentine LLC and Wildcat Panther LLC using a methodology that considers the contemporaneous sale information in determining the fair value of the assets acquired.

Response: In response to the Staff’s comment, the Company respectfully advises that it does not believe that the information from the contemporaneous sale of two of the four LLCs should be used as a basis for the initial valuation to comply with FASB ASC 805-50-30-2. To clarify, the assets sold in one transaction were not identical to the assets that were purchased when acquiring the LLCs. In reference to the response to comment 8 provided in the response letter dated November 13, 2024, the Weaver and Tidwell, LLP valuation memorandum dated March 29, 2024 (Annex E to the prior response letter), provided updated valuations using the subsequent sale method, comparable lease method and comparable transaction method. Since consideration for the assets was the Company’s common stock, the Company determined a valuation of the common stock issued in the transaction to be the best estimate of the Company’s initial valuation and is a reliable measure. As the guidance states, the Company used GAAP applicable to the issuance of equity interest to determine the valuation of the consideration given. As of March 29, 2024 the Company’s common stock was valued between $0.17 and $0.18 and the Company used $0.18.

The Company believes that using the cash selling price is not the best indication of value because the makeup of the assets purchased, and the subsequent assets sold were not the same. There were differences in the depth of formation rights granted in the leases, provision regarding overriding interests, potential drilling location differences, seismic data existed for some but not all of the assets, and varying options to participate in future drilling commitments. Due to these significant differences in the assets, use of the subsequent sale as the best indication of value was not reliable. Further, when compared to an independent valuation on the date of the purchase of the assets, using the subsequent cash value would imply an inflated value of the Company’s common stock price based on the number of shares issued in the transaction (calculated at $0.92 based on such cash selling price) and the Company does not believe that to be an accurate reflection of the value after taking into consideration a discount for the lack of marketability of the shares.

Lastly, the Company negotiated on an arms-length basis with the various parties to these transactions and received more value than was paid by the Company at the time of the Wildcat acquisition. The value of the sale transaction takes into account the economic value of the Company’s retention of an option to participate in drilling for portions of the Valentine prospect and the Panther prospect and retention of 50% of the deep rights on the Valentine prospect, therefore, gain recognition was appropriate.

Note 12 – Explanation of the Restatement, page F-19

6.

We understand from your response to prior comment 11 that you believe the capitalization of costs related to the Orogrande project was appropriate both prior to the reverse merger with Metal Materials, Inc., and during the subsequent period of its custodianship through December 14, 2022; and that your view on impairment related to the balances about two weeks later was not based on any new developments or new information arising from the date of separation through December 31, 2022.

You further clarify that your view on impairment, which was first reported on July 17, 2024, was based on an assessment of the remaining lease term, the commitment of a capital plan, meeting the drilling obligations under the lease, the lack of revenue derived from wells that were drilled, the absence of additional seismic data, and there having been no proved reserves assigned as a result of the drilling efforts.

However, your statements indicating that you continue to believe in “the scientific merit” and “future drilling potential” of the project, and that you believe further exploration is both warranted and necessary to determine best practices, coupled with the various activities and transactions undertaken during 2023 and into 2024, reflecting ongoing exploration of the Orogrande project, and expectations that a five year extension of the Development Unit agreement would be secured, would generally support the continued capitalization of the unevaluated property costs under the full cost method.

As a result, your decision to eliminate the full balance of the property account in restating the 2022 financial presentation appears to have no basis as an error correction relative to the full cost method.

We believe that you will need to amend your filing to restore the accounting that was applied under the full cost method, as evidenced in the September 30, 2022 financial statements that were filed in the November 9, 2022 registration statement, carried forward to reflect the accounting required during the fourth quarter of 2022, and excluding any increases based on a revaluation in connection with the separation, which is the subject of another comment in this letter.

Based on your October 8, 2024 announcement indicating University Lands has decided not to extend the agreement beyond 2024, it appears that your impairment assessment may have adequate support in the current period.

Response: In response to the Staff’s comment, the Company respectfully clarifies that as of December 14, 2022, the Company remeasured the value of the oil and gas properties, which is substantially similar to the value by Meta Materials reflected on its books. While the Company’s prior management team believed in the viability of the Orogrande project subsequent to December 31, 2022 as evidenced by the continued exploration, such belief was not supported by GAAP and the new management team could not disregard the evidence in support of a full impairment based on its evaluation of the facts and circumstances in existence as of December 31, 2022. As referenced in the Company’s response to comment 11 in the November 13, 2024 response letter, this evaluation included the impact of the Company’s failure to satisfy its drilling obligations for the year ended December 31, 2022, the fact that, of the wells that had been drilled, none were economic, negative cash flows from operations, uncertainty of the lease duration, the lack of sufficient working capital to continue to develop the oil and natural gas properties (as of December 31, 2022, the Company had a cash balance of $569,298, an amount that was insufficient to meet its drilling obligations by the contractual deadline under the Development Unit Agreement, which would have cost an estimated $8 million), and the uncertainty of an extension of the lease.

The Company respectfully advises the Staff that regardless of the continued exploration, the factors described above support impairment as of December 31, 2022, rather than the date of the announcement by University Lands that the Development Unit Agreement would not be renewed. The Company believes the uncertainty as to the extension of the lease was only one factor among the other circumstances described above taken into consideration in the impairment analysis. The Company believes the impairment corrects an error in the original assessment and determined the correct course of action was to impair the oil and natural gas properties as of December 31, 2022, and believes that its determination that December 31, 2022 is the appropriate date of impairment is reasonable.

If you have any questions, as referenced in the letter from Mr. McCabe attached as Annex B, the Company, its counsel and accounting team would welcome a call with the Staff as necessary to discuss any matters with respect to this letter. Please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted, /s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe

Chairman and Chief Executive Officer

Next Bridge Hydrocarbons, Inc.

500 W. Texas Ave., Suite 890

Midland, Texas 79701

Cameron Taber, P.C.

1502 Augusta Drive, Suite 320

Houston, Texas 77057

Schedule 1-A

BF Borgers, CPA Billed Fees
G/L Date	Total Amount

		2022	2023	2023	Form S-1 Assistance
		Audit Fees	Reviews	Audit Fees	2022	2023

12/30/2022	55,000.00				55,000.00
12/30/2022	55,000.00				55,000.00
01/17/2023	82,500.00	82,500.00
01/17/2023	55,000.00				55,000.00
02/21/2023	82,500.00	82,500.00
04/01/2023	82,500.00		82,500.00
07/01/2023	82,500.00		82,500.00
07/24/2023	82,500.00					82,500.00
09/30/2023	82,500.00		82,500.00
11/30/2023	82,500.00					82,500.00

02/15/2024	82,500.00			82,500.00

	825,000.00	165,000.00	247,500.00	82,500.00	165,000.00	165,000.00

Schedule 1-B

M&K CPAS, PLLC Billed Fees
G/L Date	Total Amount
		2023	2022	Form S-1	2024
		Audit	Audit	Assistance	Reviews

02/12/2024	23,500.00	23,500.00
03/07/2024	23,250.00	23,250.00
04/12/2024	23,500.00	23,500.00
04/19/2024	20,000.00		20,000.00
06/11/2024	30,000.00		30,000.00
07/05/2024	39,300.00		39,300.00
07/25/2024	17,500.00				17,500.00
08/09/2024	17,500.00				17,500.00
08/22/2024	20,000.00			20,000.00
08/22/2024	4,500.00			4,500.00

	219,050.00	70,250.00	89,300.00	24,500.00	35,000.00

Schedule 2

Proposed Amendment to the Quarterly Report on Form 10-Q for Q2 of 2024

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Original		Restated	Restated
	Six		Six	Six
	Months Ended		Months Ended	Months Ended
	June 30, 2024	Adjustment	June 30, 2024	June 30, 2023
Cash Flows Used in Operating Activities
Net loss	$(1,821,763)		$(1,821,763)	$(30,539,714)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	(618,504)		(618,504)	—
Accretion expense	11,188		11,188	11,936
Expense related to stock based compensation	108,000		108,000	1,225,800
Imputed interest on note payable	12,500		12,500	—
Impairment loss	1,457,961		1,457,961	25,008,677
Change in:
Accounts receivable	32,203		32,203	—
Prepayments - development costs	(81,279)		(81,279)	150,000
Prepaid expenses	(24,665)		(24,665)	25,652
Asset Retirement Obligation applied to plug and abandon expense	(26,670)		(26,670)	—
Accounts payable and accrued expenses	(3,382,288)		(3,382,288)	(3,660,998)
Net cash used in operating activities	(4,333,317)		(4,333,317)	(7,778,647)

Cash Flows provided by (used in) Investing Activities
Proceeds from sale of assets	—	1,141,142	1,141,142	—
Investment in oil and natural gas properties	(31,769)		(31,769)	(7,853,902)
Net cash provided by (used in) investing activities	(31,769)	1,141,142	1,109,373	(7,853,902)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	1,000,000		1,000,000	17,000,000
Proceeds from promissory note	2,000,000		2,000,000	—
Payments on promissory notes	—		—	(1,000,000)
Payments on accrued interest	—		—	(199,345)
~~Proceeds from sale of assets~~	1,141,142	(1,141,142)	—	—
Prepayments, working interest owners	(311,281)		(311,281)	—
Net cash provided from financing activities	3,829,861	1,141,142	2,688,719	15,800,655

Net increase (decrease) in cash	(535,225)		(535,225)	168,106

Cash - beginning of period	1,668,847		1,668,847	569,298
Cash - end of period	$1,133,622		$1,133,622	$737,404

Supplemental disclosure of cash flow information:
Cash paid for interest	$—		$—	$199,345
Cash paid for income tax	$—		$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Addition to note payable to reimburse lease payments	$278,054		$278,054	$—
Common stock issued in property acquisition	$450,000		$450,000	$—
Common stock issued for working interest	—		$—	$15,838,072
Capitalized Interest	$1,438,571		$1,438,571	$1,139,183

Annex A

M&K CPAS, PLLC Engagement Letter dated April 18, 2024

(See attached)

April 18, 2024

Greg McCabe

Chairman of the Audit Committee

We are pleased to confirm our understanding of the services we are to provide for Next Bridge Hydrocarbons, Inc. ("the Company") for the year ended December 31, 2022.

We will audit the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, stockholders' equity, cash flows, and the related notes (collectively referred to as the "consolidated financial statements") for the year then ended. Based on our audit, we will issue a written report on Next Bridge Hydrocarbons, lnc.’s consolidated financial statements and schedules supporting such consolidated financial statements, all of which are to be included in the annual report (Form 10-K) proposed to be filed by Next Bridge Hydrocarbons, Inc. under the Securities Exchange Act of 1934.

Audit Objective

The objective of an audit of the consolidated financial statements is the expression of an opinion on the consolidated financial statements. Accordingly, the objective of our audit is the expression of an opinion about whether Next Bridge Hydrocarbons, lnc.’s consolidated financial statements are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States.

Auditor Responsibilities

As a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), we are required to be independent with respect to Next Bridge Hydrocarbons, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are responsible for conducting our audit of the consolidated financial statements in accordance with the standards established by the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Because our audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is some risk that material misstatements of the consolidated financial statements may exist and not be detected by us. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the consolidated financial statements or violations of laws or governmental regulations that do not have a direct and material effect on the consolidated financial statements.

We will provide to and discuss with management and the audit committee a draft of the auditor's report. As required by the standards of the Public Company Accounting Oversight Board, our report will include a section that discusses critical audit matters, if any, identified during our audit. Critical audit matters are matters that are communicated or required to be communicated to the audit committee and that relate to material accounts or disclosures that involved particularly challenging, subjective, or complex auditor judgment. Critical audit matters may involve, among other things, significant management estimates, areas of high audit risk, areas involving a high degree of estimation uncertainty, significant unusual transactions, or significant changes in the consolidated financial statements. For each critical audit matter identified in our report, our report will describe the primary reason(s) we designated that matter as a critical audit matter and how each matter was addressed in the audit, and will make reference to the financial statement accounts or disclosures related to the critical audit matter. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole. If our audit does not identify any critical audit matters, our audit report will state that conclusion.

If for any reason we are unable to complete our audit or are unable to form, or have not formed, an opinion, we retain the right to take any course of action permitted by professional standards or regulatory requirements, including declining to express an opinion or issue a report, or withdrawing from the engagement. In that circumstance, we will notify the audit committee and management.

Audit Procedures

Our audit of the consolidated financial statements will include performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Our audit will include tests of documentary evidence supporting the transactions recorded in the accounts, including tests of the physical existence of inventories and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. The audit will include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. In connection with our audit of the consolidated financial statements, we will obtain an understanding of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed; however, an audit of the consolidated financial statements is not designed to provide assurance on internal control over financial reporting or to identify internal control deficiencies.

Our audit of the consolidated financial statements will also include reading the other information in the Company's annual report and considering whether other information in the annual report (including the manner of its presentation) contains a material misstatement of fact or is materially inconsistent with information in the consolidated financial statements. However, our audit will not include procedures to corroborate such other information. We are also required to read any document, including the annual report to shareholders and filings with the SEC, that contains or incorporates by reference our audit or interim review reports, or contains any reference to us.

Auditor Responsibility to Communicate with the Audit Committee and Management

We will communicate to the audit committee and management of the Company, as appropriate, any errors, fraud, or other illegal acts (unless clearly inconsequential) that come to our attention during our audit. In the case of illegal acts that, in our judgment, would have a material effect on the consolidated financial statements, we are also required to follow procedures set forth in the Private Securities Litigation Reform Act of 1995 and in Section 10A of the Securities Exchange Act of 1934, which, under certain circumstances, requires us to communicate our conclusions to the SEC. While the objective of our audit of the consolidated financial statements is not to report on the Company's internal control over financial reporting and we are not obligated to search for material weaknesses or significant deficiencies as part of our audit of the consolidated financial statements, we will communicate in writing to the audit committee and management all material weaknesses and significant deficiencies relating to internal control over financial reporting identified while performing our audit. We will also communicate in writing to management all deficiencies in internal control over financial reporting that are of a lesser magnitude than significant deficiencies not previously communicated in writing by us or by others, including the Company's internal auditors. We will also inform the audit committee when we have communicated to management all internal control deficiencies. If we conclude that the audit committee's oversight of the Company's external financial reporting and internal control over financial reporting is ineffective, we will communicate that conclusion in writing to the Company's board of directors.

We are also responsible for communicating with the audit committee about certain other matters related to our audit, including (1) our audit responsibility under PCAOB standards; (2) information relating to our independence with respect to the Company; (3) an overview of our overall audit strategy, timing of the audit, and significant risks identified during our risk assessment procedures; (4) management's initial selection of, or changes in, significant accounting policies or the application of such policies, and the effect on the Company's consolidated financial statements or disclosures of significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus or diversity in practice; (5) the Company's critical accounting policies and practices, including the reasons certain policies and practices are considered critical and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical; (6) a description of the process management used to develop critical accounting estimates, management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity, and any significant changes management made to the process used to develop critical accounting estimates or management's significant assumptions, including a description of management's reasons for the changes and the effects of the changes on the consolidated financial statements; (7) significant transactions outside of the normal course of the Company's business or that otherwise appear to be unusual due to their nature, timing, or size, along with the policies and practices used to account for significant unusual transactions, and our understanding of the business purpose (or lack thereof) of significant unusual transactions; (8) our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties; (9) our evaluation of the quality of the Company's financial reporting; (10) corrected misstatements arising from our integrated audit and the implications that such corrected misstatements might have on the Company's financial reporting process; (11) uncorrected misstatements aggregated during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate; (12) if applicable, our evaluation of the Company's ability to continue as a going concern; (13) difficult or contentious issues about which we consulted with others and that we believe are relevant to the audit committee's oversight of the financial reporting process; (14) disagreements with management about matters, whether or not satisfactorily resolved, that could be significant to the Company's consolidated financial statements or our report; (15) any concerns we may have related to significant auditing or accounting matters about which management has consulted with other accountants; (16) any issues discussed with management prior to our retention, including significant discussions regarding the application of accounting principles and auditing standards; (17) any significant difficulties encountered in performing the audit; and (18) other matters required to be communicated by PCAOB standards or that are significant to the oversight of the Company's financial reporting process.

Furthermore, we are responsible for providing a copy of the management representation letter to the audit committee if management has not done so, and for communicating to the audit committee other material written communications between the auditor and management.

Management Responsibilities

Management is responsible for the fair presentation of the Company's consolidated financial statements (including disclosures) in accordance with accounting principles generally accepted in the United States, for the selection and application of accounting principles, for making all financial records (including identification of all related parties and related-party relationships and transactions) and relevant information available to us on a timely basis, and for the accuracy and completeness of that information. Management also agrees that we will have unrestricted access to persons within the Company from whom we determine it necessary to obtain audit evidence and the full cooperation of Company personnel.

Management is also responsible for adjusting the consolidated financial statements to correct material misstatements relating to accounts or disclosures and affirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole. In addition, management is responsible for the design and implementation of programs and controls to prevent and detect fraud and for identifying and ensuring that the Company complies with applicable laws and regulations, and for informing us of any known material violations of such laws and regulations that would have an effect that is material to financial statement amounts or disclosures.

Management is also responsible for establishing and maintaining effective internal control over financial reporting, including monitoring activities; notifying us of all deficiencies in the design or operation of internal control over financial reporting of which it has knowledge; and describing to us any fraud resulting in a material misstatement of the consolidated financial statements and any other fraud involving senior management or employees who have a significant role in the Company's internal control over financial reporting.

Engagement Administration, Fees, and Other

Cecil Garrick If is the engagement partner and is responsible for supervising the engagement and signing the report or authorizing another individual to sign it. We expect to begin our audit on approximately April 22, 2024.

We estimate that our fees for these services will be $60,000. The Company will also be billed for travel and other out-of-pocket costs such as report production, word processing, postage, confirmation service provider fees, etc. The fee estimates and completion of our work is based on anticipated cooperation from Company personnel; timely responses to our inquiries; timely communication of all significant accounting and financial matters; and the assumption that unexpected circumstances will not be encountered during the engagement. If significant additional time is necessary, we will keep Company management informed of any problems we encounter and our fees will be adjusted accordingly. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation. We will require a retainer of $20,000 to begin our audit. Retainer payments will be netted against the current period fees, retainers are non-refundable, but can be used to offset future services.

Regarding electronic filings, management agrees that, before filing any document in electronic format with the SEC with which we are associated, we will be advised of the proposed filing on a timely basis. We will provide the Company a signed copy of our report and consent. These manually signed documents will serve to authorize the use of our name prior to the Company's electronic transmission. Management will provide us with a complete copy of the accepted document.

The Company may wish to include or incorporate by reference our audit report on these consolidated financial statements in other documents, such as a registration statement proposed to be filed under the Securities Act of 1933 or in some other securities offering. If so, you agree not to include our audit report or make reference to our firm without our prior permission or consent. Any agreement to perform work in connection with an offering, including an agreement to provide permission or consent, will be a separate engagement.

Any additional services that may be requested, and we agree to provide, will be the subject of separate arrangements.

The audit documentation for this engagement is the property of our firm and constitutes confidential information. However, we may be requested to make certain audit documentation available to the PCAOB, SEC, or other regulators pursuant to the authority given to them by law or regulation. If requested, access to such audit documentation will be provided under the supervision affirm personnel. Further, upon request, we may provide copies of selected audit documentation to the regulator. The regulator may intend, or decide, to distribute the copies or information contained therein to others, including other government agencies. We agree to communicate with you on a timely basis any requests by the PCAOB for access to audit documentation as part of its inspection process and when it desires direct contact with members of the audit committee.

We appreciate the opportunity to be of service and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

/s/ M&K CPAS, PLLC

cc: Chief Financial Officer and Chief Executive Officer

RESPONSE:

This letter correctly sets forth the understanding of Next Bridge Hydrocarbons, Inc.

/s/ Greg McCabe

Greg McCabe - Chairman of the Board of Directors

4-19-24

Date

Annex B

Company Letter to the Commission

(See attached)

500 W. Texas Ave, Suite 890

Midland, TX 7970l

432-684-0018

January 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Response dated December 20, 2024 File No. 000-56648

Dear Mr. Hiller:

Thank you for your time to discuss our comment letter on Tuesday morning. I am fearful that the discussion, though, may have caused more confusion than clarity. We would like to submit our response letter with what we hope is a more succinct response to the SEC comments. It is clear from our meeting that you are quite familiar with our issues at hand. Thus, we would like to schedule a follow-up discussion on Thursday or Friday, if your schedule allows.

As an explanation to our sense of urgency, we have been trying get an S-1 approved for almost two years. We finally received notice that the SEC had no more comments on our S-1 on September 18, 2024; however, we then received the first of three comment letters from the SEC regarding our restated Form 10-K. This, of course, has put our S-1 on hold until the Form 10-K issues are resolved.

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500 W. Texas Ave, Suite 890

Midland, TX 79701

432-684-0018

We respectfully request that you and your team particularly consider our responses to comments 3 and 6, which does a much better job of explaining our position than we were able to convey verbally. As it stands, the SEC position on these comments will require a complete revision of two Form 10-Ks and six Form 10-Qs. The time and expense of these proposed changes, as well as the additional delays to our S-1, will be extremely detrimental to the company and our 65,000+ shareholders.

In addition, it would appear that the crux of the issue at hand is a change in opinion from the old management and board of Next Bridge to the completely new management and board. Ironically, the SECs requested changes to the 2022 and 2023 Form 10-Ks and Form 10-Qs will, in fact, incorrectly reflect what we now know as the ultimate outcome: the development unit was not extended, and the opinion of the previous management and board of Next Bridge was wrong.

While the harm to our company and our shareholders resulting from changing all previous Ks and Qs is quite apparent and quantifiable, and considering we are not traded on any public exchanges, we respectfully ask to what benefit is achieved by having Next Bridge restate both previous Form 10-Ks and all six previous Form 10-Qs?

Thank you for your time and consideration.

Sincerely,

/s/ Greg McCabe

Greg McCabe

Chairman & CEO

Next Bridge Hydrocarbons

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